UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-06033
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
United Airlines Management and Administrative 401(k) Plan
Benefits Administration – OPCHR
United Air Lines, Inc.
P.O. Box 66100
Chicago, IL 60666
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UAL Corporation
77 W. Wacker Drive
Chicago, Illinois 60601
(312) 997-8000

UNITED AIRLINES MANAGEMENT AND
ADMINISTRATIVE 401(k) PLAN
NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
United Airlines Management and Administrative 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the United Airlines Management and Administrative 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 29, 2009

UNITED AIRLINES MANAGEMENT AND
ADMINISTRATIVE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007
(In thousands)

	2008	2007
ASSETS:
Plan interest in Master Trust, at fair value	$762,126	$1,112,146

Total assets	762,126	1,112,146

LIABILITIES:
Accrued expenses	(61)	(96)

Total liabilities	(61)	(96)

Net assets available for benefits, at fair value	762,065	1,112,050

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,980	(808)

NET ASSETS AVAILABLE FOR BENEFITS	$765,045	$1,111,242

See notes to financial statements.

UNITED AIRLINES MANAGEMENT AND
ADMINISTRATIVE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

ADDITIONS:
Participant contributions	$43,652
Rollover contributions	1,968
Employer contributions	32,329

77,949

Plan’s interest in Master Trust’s dividend and interest income	26,494

Total additions	104,443

DEDUCTIONS:
Net depreciation in value of the Plan’s interest in Master Trust’s investments	(355,510)
Benefits paid to participants	(92,696)
Net transfers to other affiliated plans	(2,301)
Administrative expenses	(133)

Total deductions	(450,640)

DECREASE IN NET ASSETS	(346,197)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,111,242

End of year	$765,045

See notes to financial statements.

UNITED AIRLINES MANAGEMENT
AND ADMINISTRATIVE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	DESCRIPTION OF PLAN
The following description of the United Airlines Management and Administrative 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.
General and Plan Participants—The Plan is a defined contribution plan covering all employees who are classified as Management Employees (including Officers and Test Pilots), Administrative (or Salaried) Employees, Maintenance Instructors, Engineers, and Flight Dispatchers. The Plan is sponsored by United Air Lines, Inc. (“United”) and has been adopted by certain affiliates, including UAL Loyalty Services, Inc. and Mileage Plus, Inc (“MPI”). Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Trustee and Recordkeeper—Fidelity Management Trust Company (“Fidelity” or “Trustee”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the transfer agent and record keeper of the Plan.
Contributions—There are several types of contributions that may be made to the Plan on participants’ behalf:
•	Employee contributions: Eligible employees may elect to make voluntary pretax contributions to the Plan in any whole percentage from 1% to 30% of eligible earnings. Eligible employees may also make a supplemental election to contribute additional pretax contributions of 1% to 90% of their net pretax pay. Section 402(g) of the Internal Revenue Code limits the amount of pretax 401(k) contributions to a maximum of $15,500 in 2008. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Internal Revenue Code limits the total amount of contributions to all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $46,000.
•	Employer contributions: United makes matching and/or direct contributions by employee category.
•	Administrative (Salaried) and Management Employees and Engineers represented by International Federation of Professional and Technical Engineers— The Plan provides employer matching contribution equal to 100% of the participant’s contributions that do not exceed 4% of the eligible earnings for the Plan year. In addition, United contributes an equal percentage of the employee’s eligible earnings for the Plan year. The percentage amounts range from 2% to 4% based on the sum of the participant’s age and Credited Service on January 1 of each Plan year. The participant is not required to contribute to the Plan to receive this direct employer contribution.

•	Professional Airline Flight Control Association — United contributes 6% of Flight Dispatchers’ eligible earnings. The participant is not required to participate in the Plan to receive this direct employer contribution.
•	MPI Employees represented by the International Association of Machinists and Aerospace Workers — United contributes 3% of eligible earnings as of the first payment period beginning on or after the first anniversary of the participant’s initial employment date. The participant is not required to participate in the Plan to receive this direct employer contribution.
•	Maintenance Instructors represented by the International Association of Machinists and Aerospace Workers — United does not contribute on behalf of these employees to the Plan.
•	Voluntary pretax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pretax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2008, the maximum catch-up amount is $5,000.
•	Rollover contributions: Participants may elect to roll over money into the Plan from certain other qualified employer plans or qualified Individual Retirement Account (“IRA”). The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2008, $1,967,900 was transferred from other qualified plans as rollovers under the Internal Revenue Code Sections 402(c) and 408(d).
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments—Participants elect to invest in one or a combination of the investment funds offered by the Plan. Additionally, they may subsequently change their contribution rate, re-designate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan. Investment options offered by the Plan during the year were:
•	Fidelity Magellan Fund
•	Fidelity Equity-Income Fund
•	Fidelity Growth Company Fund
•	Fidelity Government Income Fund
•	Fidelity OTC Portfolio
•	Fidelity Overseas Fund
•	Fidelity Balanced Fund
•	Fidelity Asset Manager 50%
•	Fidelity Asset Manager: Growth 70%
•	Fidelity Asset Manager: Income 20%
•	Fidelity Retirement Money Market Portfolio
•	Fidelity U.S. Bond Index Fund
•	Fidelity U.S. Equity Index Commingled Pool Class 2

•	Blended Income Fund
•	Stated Return Fund (closed to new investments in 1992)
•	Fidelity Spartan International Index Fund
•	Vanguard Target Retirement Income
•	Vanguard Target Retirement 2005
•	Vanguard Target Retirement 2015
•	Vanguard Target Retirement 2025
•	Vanguard Target Retirement 2035
•	Vanguard Target Retirement 2045
•	Individual Brokerage Account (Fidelity BrokerageLink)
•	UAL Stock Fund
Vesting—Participants are vested immediately in their pretax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. Participants are 100% vested in employer contributions upon death or attainment of age 65 while still employed by United or an affiliate. Administrative (Salaried) and Management Employees as well as Engineers represented by International Federation of Professional and Technical Engineers are 100% vested in employer matching contributions: there is a three-year vesting schedule for direct employer contributions beginning with 33% vested after the first year of service and increasing in 33% increments each year thereafter. Dispatchers who were employed on January 1, 2005 are 100% vested in employer contributions and related earnings. Otherwise, they will be subject to a vesting schedule (starting at 20% after one year of service until 100% after five years of service).
Forfeitures—Upon termination of employment, participants will forfeit the nonvested portion of their account balance and such balance will be held in a separate subaccount until the participant incurs a break in service of five full years, at which time the subaccount balance will be forfeited. If the participant resumes employment with United or an Affiliate prior to incurring a break in service of five full years, such subaccount will be disregarded and the balance will be included in the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce employer contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled $648 and $622,154 at December 31, 2008 and 2007, respectively. For the year ended December 31, 2008, forfeitures of $755,303 were applied to reduce United’s employer contributions under the Plan.
Participant Loans—Active employees who are receiving regular pay from United may borrow from their Plan accounts. A loan may not exceed $50,000 minus the participant’s highest outstanding loan balance over the last 12 months or one-half of the total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro rata transfer from each investment fund in which the account is invested. Amounts invested in the UAL Stock Fund or Fidelity BrokerageLink must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan (a maximum of 60 months) and is subject to an annual interest rate at one percent above the prime rate listed in the Wall Street Journal on the business day preceding the effective date of the participant request (interest rates ranged from 5% to 10% at December 31, 2008). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. Participants may have up to two loans outstanding at one time. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans not paid on the last day of the calendar quarter following the calendar quarter in which the loan installment payment was due will be in default and the outstanding balance of the defaulted loan plus accrued interest will be considered a taxable distribution. An initial fee of $35 is deducted from loan proceeds. In addition, a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

Payment of Benefits—Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested and existing balances:
•	Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic installments, or in the form of an immediate fixed or variable annuity. All or a portion of the amount of the distribution may be deferred from the participants’ current taxable income by a direct roll over into an IRA, qualified plan, an annuity contract or annuity plan under Section 403, and certain governmental plans under Section 457. Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 1/2.
•	Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code 401(a)(9).
•	In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:
•	Hardship withdrawals, subject to restrictions described in the plan and trust agreements.
•	After reaching age 59-1/2, participant’s contributions, catch-up contributions, rollover contributions, the special employer contributions of proceeds of Convertible Notes and UAL stock, and employer contributions made prior to January 1, 2005 (as adjusted for earnings) may be withdrawn at any time.
•	Active participants that have reached age 70-1/2 may choose to defer distribution until termination of employment.
Generally, withdrawals are allocated pro rata to the balances of each of the investment funds in the participant’s account.
2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Plan adopted SFAS No. 157 on January 1, 2008. (See Note 9 “Fair Value Measurements”).
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for periods beginning January 1, 2009, although early adoption is allowed. The Plan is currently evaluating the impact of adopting SFAS 161.
In October 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP No. 157-3 clarifies the application of SFAS 157 in a market that is not active and provides examples to illustrate key considerations in determining fair value in such market. The adoption of FSP 157-3 did not have a material effect on the Plan’s financial statements.
In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 157-4, Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly (“FSP 157-4”), which is effective for the Plan for the year ending December 31, 2009. FSP 157-4 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP provides guidance for estimating fair value when the volume and level of market activity for an asset or liability have significantly decreased and determining whether a transaction was orderly. This FSP applies to all fair value measurements when appropriate. The Plan is currently evaluating the impact of adopting FSP 157-4.
Investment Valuation and Income Recognition—The Plan’s investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee. The investments of the Trust are reported at fair value (See Note 9 “Fair Value Measurements”). The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Value of Investments—Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses—Administrative expenses, which are paid by the Plan, represent administrative and investment manager fees charged by Fidelity, accountant and audit fees, and recordkeeping fees charged by FIIOC. Brokerage and other investment fees are included as a reduction of the investment return for such investments. United performs certain reporting and supervisory functions for the Plan without charge.
Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2008 and 2007.
Transfers Between Plans—Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Ground Employee 401(k) Plan and the United Airlines Flight Attendant 401(k) Plan.
3.	INVESTMENT IN MASTER TRUST
Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Ground Employee 401(k) Plan and the Flight Attendant 401(k) Plan. Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans. Assets of the Trust are reported at fair value and are allocated to the following plans as of December 31, 2008 and 2007, as follows (in thousands):

	December 31, 2008		December 31, 2007
	Amount	Percent	Amount	Percent

Ground Employee 401(k) Plan	$1,170,855	39.42%	$1,686,620	39.31%
Management and Administrative 401(k) Plan	762,126	25.66	1,112,146	25.92
Flight Attendant 401(k) Plan	1,036,925	34.92	1,491,715	34.77

Total	$2,969,906	100.00%	$4,290,481	100.00%

Investments of the Trust as of December 31, 2008 and 2007 are as follows (in thousands):

	2008		2007
Fidelity Mutual Funds:
Magellan Fund	$120,602		$259,982	*
Equity-Income Fund	89,263		174,462
Growth Company Fund	370,090	*	680,918	*
Government Income Fund	96,507		37,879
OTC Portfolio	89,153		182,712
Overseas Fund	165,407	*	377,924	*
Balanced Fund	216,719	*	368,041	*
Asset Manager 50%	22,376		35,497
Asset Manager: Growth 70%	32,124		53,105
Asset Manager: Income 20%	14,698		17,288
Spartan International Index Fund	44,235		93,779
Retirement Money Market Portfolio	173,922	*	128,837
U.S. Bond Index Fund	59,498		51,831
U.S. Equity Index Commingled Pool Class 2	198,470	*	354,128	*
Other Receivables	376		300
BrokerageLink	47,282		52,254
Stated Return Fund	81,147		93,828
Blended Income Fund (managed by Fidelity)	600,345	*	557,690	*
UAL Stock Fund	102,873		276,241	*
Vanguard Target Retirement Income	6,139		4,111
Vanguard Target Retirement 2005	19,807		21,295
Vanguard Target Retirement 2015	117,901		134,113
Vanguard Target Retirement 2025	105,481		121,470
Vanguard Target Retirement 2035	50,530		61,456
Vanguard Target Retirement 2045	17,538		22,824
Participant Loan Fund	127,423		128,516

Total investments, at fair value	$2,969,906		$4,290,481

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,717		(3,517)

Total investments	$2,988,623		$4,286,964

*	Represents an investment greater than 5% of Trust net assets.

The Trust’s investment gain (loss) for the year ended December 31, 2008, is as follows (in thousands):

Fidelity Mutual Funds:
Magellan Fund	$(131,175)
Equity-Income Fund	(72,939)
Growth Company Fund	(270,880)
Government Income Fund	4,284
OTC Portfolio	(80,311)
Overseas Fund	(167,398)
Balanced Fund	(114,986)
Asset Manager 50%	(10,106)
Asset Manager: Growth 70%	(18,893)
Asset Manager: Income 20%	(3,041)
Spartan International Index Fund	(36,478)
U.S. Bond Index Fund	(605)
U.S. Equity Index Commingled Pool Class 2	(124,461)
BrokerageLink	(22,192)
UAL Stock Fund	(195,166)
Vanguard Target Retirement Income	(909)
Vanguard Target Retirement 2005	(4,544)
Vanguard Target Retirement 2015	(39,762)
Vanguard Target Retirement 2025	(44,875)
Vanguard Target Retirement 2035	(26,333)
Vanguard Target Retirement 2045	(8,959)

Net depreciation	(1,369,729)

Dividends	65,764
Interest	30,718

Trust investment loss	$(1,273,247)

4.	GUARANTEED INVESTMENT CONTRACT (“GIC”) AND SYNTHETIC GIC
The Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund. The contracts are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007.
Guaranteed Investment Contract
The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”). Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions. Interest crediting rates are determined according to a specific formula. Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account. The minimum crediting rate under the annuity contract is 1.50%. The average yield credited to participants at December 31, 2008 and 2007 was 4.76% and 4.64%, respectively. Crediting rates are reviewed on an annual basis for resetting.
The fair value of the investment contracts in the Stated Return Fund held by the Trust at December 31, 2008 and 2007 was $81,146,759 and $93,828,401, respectively. The average yield for the Stated Return Fund was 4.87% for the year ended December 31, 2008.
The Plan’s ability to transact at contract value could be limited in the event of contract termination initiated by the Plan or Trust. There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.
Synthetic GICs
The Blended Income Fund holds investments in synthetic GICs comprised of a portfolio of U.S. Government and other high quality (rated A- or above) debt securities and “wrap” contracts with four counterparties. The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals. The fair value of the Blended Income Fund equals the sum of the market value of the underlying investments plus the fair value of the wrap contracts, which are calculated by discounting the difference between the contractual wrap fee and the market value of the rebid fee over the remaining duration of the contract. The fair value of the wrap was $883,921 and $0 at December 31, 2008 and 2007, respectively.
Interest crediting rates are determined by comparing contract value and the estimated future market value of the underlying investment portfolio, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund. The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund. The minimum crediting rate under the Blended Income Fund is 0%. The average yield credited to participants at December 31, 2008 and 2007, was 3.90% and 4.88%, respectively. Crediting rates are reviewed quarterly for resetting.
The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2008 and 2007 was $599,461,454 and $557,689,643, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2008 was 4.61%.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events, which the Plan sponsor does not believe are probable. These events include: (i) the Plan’s failure to qualify under Section 401(a) or 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Return Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Return Fund directly to a competing option.
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2008 were $164,927.
The Plan invests in shares of UAL common stock. UAL is the parent company of United and, as such, investment activity related to UAL common stock qualifies as exempt party-in-interest transactions.
6.	PLAN TERMINATION
United expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of UAL subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination become fully vested and shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.
7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed United by a letter dated March 31, 2009, that the Plan and related Trust were designed in accordance with applicable regulations of the Internal Revenue Code. United and Plan management believe the Plan is currently designed and operated in accordance with applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION TO FORM 5500
At December 31, 2008 and 2007, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements. However, these investment contracts are reported at fair value in the Form 5500. The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

	2008	2007

Net assets available for plan benefits per financial statements	$765,045	$1,111,242

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,980)	808

Net assets available for plan benefits per Form 5500	$762,065	$1,112,050

Year Ended
December 31, 2008

Net depreciation in value of the Plan’s interest in the Trust’s investments	$(355,510)

Net change in adjustment from contract value to fair value for fully benefit responsive investment contracts	(3,788)

Net depreciation in value of the Plan’s interest in the Trust’s investments for Form 5500	$(359,298)

9.	FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted SFAS 157, which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1	Quoted market prices in active markets for identical assets that are accessible at the measurement date.

Level 2	Quoted market prices of identical assets in inactive markets or similar assets in active markets; and observable or correlated inputs for the asset (e.g., interest rates and yield curves observable at commonly quoted intervals).

Level 3	Unobservable inputs that reflect the reporting entity’s own assumptions about inputs used by market participants in pricing assets or liabilities.
Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are valued at the closing share price, which is based on the funds’ net asset value at year-end. Units held in collective trusts are valued at the unit value as reported by the investment managers at year-end.

The value of a unit of the Fidelity U.S. Equity Index Commingled Pool Class 2 fund, which is not an exchange-traded fund, reflects the combined market value of the underlying stock and market value of the short-term cash position held by the fund. The market value of the common stock portion of the fund is based on the closing price of the stock on its primary exchange times the number of shares held in the fund. After determining the market value of the stock portion of the fund, the market value of the cash position, accrued dividends, expenses and/or other liabilities are calculated and the total (i.e. shareholder equity) is divided by the number of outstanding units.
Participant loans are valued at cost, which approximates fair value.
Valuation of investment contracts is described in Note 4.
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.
Common stock, preferred stock, and fixed income securities traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Fixed income securities classified as level 2 are valued based on quoted prices in inactive markets.
The following table presents the Trust’s investment assets and liabilities at fair value categorized in the different levels, as of December 31, 2008. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2008
(in thousands)	Level 1	Level 2	Level 3	Total

Mutual funds	$1,874,489	$—	$—	$1,874,489
Common collective trusts	—	198,470	—	198,470
Cash and short-term investments	—	2,314	—	2,314
Common and preferred stocks	124,321	—	—	124,321
Fixed income securities	320,961	240,525	—	561,486
Guaranteed investment contracts	—	—	80,519	80,519
Synthetic wraps	—	—	884	884
Loans to participants	—	—	127,423	127,423

Total investment assets at fair value	$2,319,771	$441,309	$208,826	$2,969,906

Level 3 Gains and Losses
The table below summarizes the changes in the fair value of the Trust’s level 3 investment assets for the year ended December 31, 2008.

	Level 3 Investment Assets
	Year Ended December 31, 2008
(in thousands)	Synthetic wrap	GIC	Participant Loans	Total

Fair Value Balance, beginning of year	$—	$93,828	$128,516	$222,344

Realized and unrealized gains / (losses)	884	(9,665)	—	(8,781)
Interest Income	—	4,356	—	4,356
Purchases, issuances, and settlements	—	(8,000)	(1,093)	(9,093)

Fair Value Balance, end of year	$884	$80,519	$127,423	$208,826

The amount of total gains or losses for the period included in net depreciation in value of the Plan’s interest in Master Trust’s investments attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$884	$(9,665)	$—	$(8,781)

* * * * * *

SUPPLEMENTAL SCHEDULE

UNITED AIRLINES MANAGEMENT AND
ADMINISTRATIVE 401(k) PLAN
FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008
(In thousands)

Identity of Issue, Borrower,		Current
or Similar Party	Description of Investment	Value

(A) Investments Held in the Trust		$740,863

(A) Participants’ Loan Balance	Participant loans earning interest from 5% to 10% maturing from 2009 through 2023.	21,263

Adjustment from fair value to contract value for fully benefit-responsive investment contracts		2,980

TOTAL		$765,106

(A)	Denotes party-in-interest investment.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines Management and Administrative 401(k) Plan
Date: June 29, 2009	/s/ R. Douglas Rose
R. Douglas Rose
Member Retirement and Welfare Administration Committee, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm